UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Princeton Private Investment Fund

(Name of Subject Company (Issuer))

Princeton Private Investment Fund

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS I, Class AA, Class II, Class C, and Class T

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

74234P107 (Class A)

74234P206 (Class I)

74234P305 (Class AA)

74234P404 (Class II)

74234P602 (Class C)

74234P503 (Class T)

(CUSIP Number of Class of Securities)

John L. Sabre

8000 Norman Center Drive

Suite 630

Minneapolis, MN 55437

(952) 897-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 S. High St., Suite 1700

Columbus, OH 43215

(614) 469-3265

September 29, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$1,289,029.42 (a)	$160.48 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $160.48	Filing Party: Princeton Private Investment Fund
Form or Registration No.: Schedule TO, 005-90120	Date Filed: October 3, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

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This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 3, 2017 (the “Statement Filing Date”) by Princeton Private Investment Fund (the “Fund”) in connection with an offer by the Fund to purchase Shares in an amount up to approximately 5% of the net assets of the Fund ($1,289,029.42) on the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2017 (“Offer to Purchase”) and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii) to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at the end of the day on December 15, 2017, at 12:00 a.m., Eastern Time.

2. 188,040.169 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and 117,078.5080 Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The Tender Valuation Date for the Shares tendered pursuant to the Offer was December 29, 2017.

4. Payment of the repurchase price ($1,289,029.42) was made in the form of a promissory note issued to the shareholder that tendered the Shares accepted for repurchase by the Fund. On or about March 9, 2018, the Fund paid such shareholder $1,289,029.42, representing 100% of the aggregate amount payable under the promissory note.

_______________________________________________________________________________

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

Princeton Private Investment Fund

By: /s/ John L. Sabre

Name: John L. Sabre

Title: Principal Executive Officer

March 20, 2018

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